Exhibit 99.1

SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON (02/23/21) – Scotiabank today announced a dividend on the outstanding shares of the Bank, payable April 28, 2021 to shareholders of record at the close of business on April 6, 2021:

Common Shares

•	Dividend No. 607 of $0.90 per share;

Non-Cumulative Preferred Shares

•	Series 34, Dividend No. 21 of $0.343750 per share;

•	Series 36, Dividend No. 20 of $0.343750 per share;

•	Series 38, Dividend No. 18 of $0.303125 per share;

•	Series 40, Dividend No. 10 of $0.303125 per share;

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan (the “Plan”). As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued the issuance of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market at the Average Market Price (as defined in the Plan). All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

For further information:

Philip Smith, Investor Relations, Scotiabank

(416) 863-2866

philip.smith@scotiabank.com